Churchill Financial, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues:		
Commissions	$	2,744,146
Investment advisory fees		58,743
		2,802,889
Expenses:		
Clearing fees		319,509
Occupancy and equipment rental		35,312
Compensation costs and guaranteed payments to partners		1,411,428
Other operating expenses		295,729
		2,061,978
Income Before Income Taxes		740,911
Income Tax Expense		39,460
Net income	$	701,451

See accompanying notes.